CHARTERED SEMICONDUCTOR MANUFACTURING LTD (REGN NO: 198703584K)

N e w s R e l e a s e

Exhibit 99.1

For Immediate Release
Media Contacts:

Chartered:

Tiffany Sparks (1) 408.941.1185 (US) (65) 9106.4129 (Singapore) tiffanys@charteredsemi.com

CHARTERED REALIGNS SENIOR MANAGEMENT ROLES TO LEAD NEXT PHASE OF GROWTH

SINGAPORE – April 13, 2007 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: Chartered), one of the world’s top dedicated foundries, today announced realignment of certain senior management roles, aimed at driving further customer service and operational excellence and positioning the company for the next phase of growth. The changes are effective immediately.

As part of the realignment, Kay Chai “KC” Ang becomes senior vice president of worldwide sales and marketing, and Dr. Simon Yang assumes the duties of senior vice president of fab operations, in addition to his current role as chief technology officer (CTO). Mike Rekuc becomes president of the Americas region, and Dominique Simon is appointed to a newly created position of vice president of business development and global accounts.

“With the growth and evolution of the semiconductor and foundry markets, we recognize that our customers need tighter integration between technology, customer engagement and manufacturing in order to better address their time-to-market demands. With the changes announced today, I believe Chartered will be in a better position to anticipate and respond to evolving customers demands, thus positioning the company for its next phase of growth,” said Chia Song Hwee, president & CEO of Chartered.

With today’s realignment of roles, all customer service, sales and marketing, and strategic alliances activities will be under Ang’s leadership. Ang most recently served as senior vice president of fab operations. In assuming the duties of senior vice president of fab operations, Yang has responsibility for manufacturing strategy and operational excellence across all fabs, and he will continue with his current responsibilities as CTO. Both Ang and Yang will continue to report directly to the president & CEO.

After spending nearly four years in Singapore overseeing the execution of the company’s customer strategy during a critical phase in Chartered’s transformation, Rekuc will return to Silicon Valley to assume his previous role heading the company’s largest region. Meanwhile, Dominique Simon will build on his valuable experience in the US Region to focus on broadening the company’s customer base in targeted areas and ensuring tighter alignment with major global accounts in his new position. Rekuc and Dominique Simon will report directly to Ang.

About Chartered

Chartered Semiconductor Manufacturing (NASDAQ: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at http://www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the realignment of certain senior management roles, aimed at driving further customer service and operational excellence and positioning Chartered for the next phase of growth, our recognition that our customers need tighter integration between technology, customer engagement and manufacturing in order to better address their time-to-market demands and our belief that Chartered will be in a better position to anticipate and respond to evolving customers demands reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2006 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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